UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 8, 2017

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Lifting of Temporary Suspension Order. An Administrative Law Judge with the Securities and Exchange Commission (the “Commission”) ruled in favor of Med-X, Inc. (the “Company”) on May 8, 2017, ruling that the Commission’s Order Temporarily Suspending Exemption of the Company’s Regulation A+ Offering be vacated, thereby restoring the availability to the Company of the Regulation A+ exemption from registration under the Securities Act of 1933, as amended. The Commission has the right to appeal the ruling. The Company plans to file a Post-Qualification Amendment to its Offering Statement previously declared qualified by the Commission on January 29, 2016 to update it and resume its offering of Common Stock under Regulation A+. The timing of the resumption of the offering is not yet known as it depends on the duration of the Commission’s review of the planned filing.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: May 8, 2017	By:	/s/ Matthew Mills
Matthew Mills
President

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